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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

May 16, 2019
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: David Manion

Re:    VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)
Dear Mr. Manion:
Thank you for your telephonic comments with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual report of the Trust and its separate series (each, a “Fund” and together, the “Funds”) for the period ended April 30, 2018. The Trust has considered your comments and has authorized us to make the responses below.

Comment 1.
The Securities and Exchange Commission staff (“Staff”) notes that certain of the Funds have a unitary fee structure whereby fees charged by the service providers are paid by Van Eck Associates Corporation (the “Adviser”). Please supplementally explain whether the Funds can be held liable for the Adviser’s default and, if so, please explain the accounting for these services. Please also supplementally confirm whether the Adviser is up to date on payments to service providers.

Response 1.	The Funds would not be liable for the Adviser’s default. The Adviser is up to date on its payments to service providers.

Comment 2.
The Staff notes that, for Funds with a unitary fee structure, trustee expenses are paid out of the unitary fees. Please supplementally explain why trustee expenses are not paid directly by these Funds.

Response 2.	The contractual arrangement between the Trust and the Adviser states that, with respect to the applicable Funds, trustee expenses are paid as part of the unitary fee arrangement by the Adviser.

Comment 3.
The Staff notes that certain Funds have “indicative optimized portfolio value fee” (“IOPV fee”) included in their Statements of Operations. Please supplementally confirm the nature of the fee, including whether the fee is related to indexing costs. In future filings, please consider describing the fee in the Notes to Financial Statements section.

Response 3.
The IOPV fee is a fee paid to a third party vendor who provides investors with a gauge on whether the market price of the shares on a Fund’s listing exchange (the “Exchange”) is approximately consistent with the current value of the Fund on a per share basis. An updated per share value of each Fund’s shares is disseminated intraday (every 15 seconds) to the Exchange during regular Exchange trading hours. These fees are not related to indexing costs. While the Trust respectfully acknowledges the Staff’s comment, we do not believe that disclosure describing the IOPV fees in the Notes to the Financial Statements is warranted as the IOPV fees are not material to the Funds.

Comment 4.
Please supplementally discuss the VanEck Vectors BDC Income ETF’s and VanEck Vectors CEF Municipal Income ETF’s significant usage of the line of credit as a form of leverage as opposed to for funding needs. The Staff notes that these are essentially fund-of-funds.

Response 4.
The VanEck Vectors BDC Income ETF (“BIZD”) and the VanEck Vectors CEF Municipal Income ETF (“XMPT”) utilize the line of credit for funding needs, as opposed to leverage. Specifically, BIZD and XMPT may draw on the line of credit for temporary financing until the settlement of sales or purchases of portfolio securities, the repurchase or redemption of fund shares, settlement of dividend and interest receivables, and for other temporary or emergency purposes. For the period noted, total average borrowings for BIZD and XMPT represented .42% and .13% of average net assets, respectively, on an annualized basis.

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If you have any questions, please feel free to contact Stephanie Chaung at (212) 698-3827 or me at (212) 698-3529.
Very truly yours,

/s/ Stuart M. Strauss